FORM 4

[ ] Check this box if no                                                                                                         OMB APPROVAL
    longer subject to                      U.S. SECURITIES AND EXCHANGE COMMISSION                                       OMB Number;       3235-0287
    Section 16.  Form 4 or                         Washington, D.C. 20549                                                Epires:    January 31, 2005
    Form 5 obligations may              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                                     Estimated average burden
    continue.  See              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,                  hours per response......0.5
    instructions 1(b).                      Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

 ------------------------------------------------------------------------------------------------------------------------------------------------------
 1.  Name and Address of Reporting Person*    2.  Issuer Name and Ticker or Trading Symbol     6.  Relationship of Reporting Person(s) to Issuer
                                                                                                  (Check all applicable)
                                                                                                  [ ] Director      [ ]  10% Owner
     Stowell, Ronald S.                           LSI Industries Inc. - LYTS

                                                                                                  [X] Officer       [ ]  Other
                                                                                                      (give title below) (specify below)

                                                                                                  Vice President, Chief Financial Officer and Treasurer

 -------------------------------------------------------------------------------------------------------------------------------------------------------
  (Last)           (First)         (Middle)   3.  IRS or Social Security  4.  Statement for     7.   Individual  or  Joint/Group   Filing  (check
                                                  Number of Reporting         Month/Day/Year         applicable line)
                                                  Person (Voluntary)
                                                                              December 9, 2002
                                                                                                      [X] Form filed by One Reporting Person
                                                    ###-##-####                                       [ ] Form filed by More Than One Reporting
      10000 Alliance Road                                                                                 Person
 ---------------------------------------------                            ----------------------
                              (Street)                                    5.  If Amendment,
                                                                              Date of Original
                                                                              (Month/Day/Year)

 -------------------------------------------------------------------------------------------------------------------------------------------------------
      (City)     (State)       (Zip)
                                           Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
 -------------------------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security  2. Trans-  2A.       3. Trans-    4. Securities Acquired (A)             5. Amount of       6. Ownership    7. Nature
    (Instr. 3)            action  Deemed       action       or Disposed of (D)                     Securities         Form:           of Indirect
                          Date    Execution    Code         (Instr. 3, 4 and 5)                    Beneficially       Direct          Bene-
                                  Date, if    (Inst. 8)                                            Owned Follow-      (D) or          ficial
                                  any                                                              ing Reported       Indirect        Owner-
                         (Month  (Month/                                                           Transaction(s)     (I)             ship
                          Day/    Day/                                                            (Instr. 3          (Instr. 4)      (Instr. 4)
                          Year)   Year)                                                            and 4)
 -------------------------------------------------------------------------------------------------------------------------------------------------------
                                            Code    V      Amount   (A) or (D)       Price
 -------------------------------------------------------------------------------------------------------------------------------------------------------

  Common Shares                                                                                    31,485                  D

  Common Shares(2)        12/9/02             A               77        A            $11.64        14,353                  D

                                                                                     Total         45,838
 -------------------------------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                                                 (over)
                                                                                                                                         SEC 1474 (9/02)
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)                                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                (e.g., puts, calls, warrants, options, convertible securities)
 ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
 1. Title of     2. Conver-   3. Trans-    3A. Deemed     4. Trans-     5. Number of    6. Date Exer-        7. Title and Amount  8. Price 9. Number  10. Owner- 11. Na-
     Derivative     sion or      action        Execution     action        Derivative      cisable and Ex-      of Underlying        of       of          ship       ture
     Security       Exercise     Date          Date, if      Code          Securities      piration Date        Securities           Deriv-   Deriv-      Form       of In-
     (Instr. 3)     Price of                   any          (Instr. 8)     Acquired (A)                         (Instr. 3 and 4)     ative    ative       of De-     direct
                    Deriv-                                                 or Disposed                                               Secur-   Secur-      rivative   Bene-
                    ative        (Month/       (Month/                     of (D)          (Month/Day/                               ity      ities       Secur-     ficial
                    Security     Day/           Day/                      (Instr. 3, 4      Year)                                   (Instr.   Bene-       ity:       Owner-
                                 Year)          Year)                      and 5)                                                    5)       ficially    Direct     ship
                                                                                                                                              Owned       (D) or    (Instr.
                                                                                                                                              Follow-     Indi-      4)
                                                                                                                                              ing         rect
                                                                                                                                              Reported    (I)
                                                                                                                                              Trans-     (Instr. 4)
                                                                                                                                              tion(s)
                                                                                                                                             (Instr. 4)

 ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Date      Expira-           Amount or
                                                                                           Exer-     tion              Number of
                                                                                           cisable   Date       Title  Shares
 ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                            Code    V      (A)    (D)
 ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
   Option to buy(1)  $10.09                                                                9/4/99(3)  9/4/07    Common   15,000      $10.09    15,000         D
                                                                                                                Shares
 ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
   Option to buy(1)  $10.29                                                                7/3/01(3)  7/3/10    Common   15,000      $10.29    15,000         D
                                                                                                                Shares
 ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
   Option to buy(1)  $14.60                                                              11/14/01(4) 11/14/11   Common   15,000      $14.60    15,000         D
                                                                                                                Shares
 ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

(1)      Option granted pursuant to the Company's Incentive Stock Option Plans.  Option grants have been previously reported.
(2)      Common shares held in the LSI Industries Inc. Non-Qualified Deferred Compensation Plan.
(3)      Options are  exercisable  at a rate of 25% per year beginning on the 2nd grant date  anniversary,  cumulative to the extent not exercised in a prior year.
(4)      Options are exercisable at a rate of 10% beginning on the 1st grant date  anniversary,  28% on the 2nd  anniversary  date, 27%
on the 3rd anniversary date, and 35% on the 4th anniversary date, cumulative to the extent not   exercised in a prior year.

Intentional misstatements or omissions of facts constitute Federal Criminal Violations
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                         \s\ Kurt R. Gearhart                       12/10/02
                                                                                        -------------------------------------       --------------
                                                                                        Signature of Kurt R. Gearhart               Date
                                                                                        as Attorney-in-Fact for Ronald S. Stowell

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information  contained in this form are not  required to respond  unless the form  displays a currently valid OMB number.